UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nationstar Mortgage LLC

File No. 333-171370 - CF#26171

Nationstar Mortgage LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on December 23, 2010, as amended.

Based on representations by Nationstar Mortgage LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 22, 2013
Exhibit 10.2	through February 24, 2012
Exhibit 10.3	through February 24, 2012
Exhibit 10.4	through February 24, 2012
Exhibit 10.5	through December 22, 2013
Exhibit 10.6	through December 22, 2013
Exhibit 10.7	through February 1, 2016
Exhibit 10.8	through February 1, 2016
Exhibit 10.9	through February 1, 2016
Exhibit 10.12	through June 21, 2014
Exhibit 10.25	through July 14, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel